UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February, 2023
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of SFL Corporation Ltd. ("SFL" or the "Company"), dated February 15, 2023, announcing preliminary financial results for the quarter ended December 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL Corporation Ltd.

Date: February 15, 2023	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q4 2022

SFL Corporation Ltd.

Preliminary Q4 2022 results and increased quarterly cash dividend of $0.24 per share

Hamilton, Bermuda, February 15, 2023. SFL Corporation Ltd. (“SFL” or the “Company”) today announced its preliminary financial results for the quarter ended December 31, 2022.

Highlights
•76th consecutive quarterly dividend declared, increased to $0.24 per share
•Net profit of $48.5 million, or $0.38 per share in the fourth quarter
•Received charter hire1 of approximately $208 million in the quarter, incl. $6.9 million of profit share
•Adjusted EBITDA2 of $127.5 million from consolidated subsidiaries, plus an additional $7.9 million adjusted EBITDA2 from 49.9% owned associated companies
•Four new vessels delivered during the fourth quarter, all with long term charters to leading blue-chip customers
•Agreed sale of a 2009-built Suezmax crude oil tanker with expected delivery in the first quarter

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment:

«SFL is pleased to announce yet another strong quarter, with growth in both revenues and EBITDA. Throughout 2022, we have continued building our portfolio through a combination of new long term charters on existing vessels and new acquisitions, increasing our fixed rate charter backlog to approximately $3.6 billion.

Since the inception of the Company in 2004, more than $2.5 billion has been returned to our shareholders through 76 consecutive cash dividends. And we have continuously demonstrated our ability to both renew and diversify our portfolio of assets and charters, supporting a sustainable long term distribution capacity.»

Quarterly Dividend
The Board of Directors has declared an increased quarterly cash dividend of $0.24 per share. The dividend will be paid on or around March 30, 2023, to shareholders of record as of March 15, 2023, and the ex-dividend date on the New York Stock Exchange will be March 14, 2023.

1 Charter hire represents the amounts billable in the period by the Company and its associates for chartering out vessels and rigs. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional billable income, including profit share. Long term charter hire relates to contracts undertaken for a period greater than one year. Short term charter hire relates to contracts undertaken for a period less than one year, including voyage charters.
2 ‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest, amortization, and capital payments.

Results for the Quarter ended December 31, 2022
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $197.8 million in the fourth quarter of 2022, compared to $166.9 million in the previous quarter. This figure is lower than the cash received as it excludes approximately $11.8 million of charter hire which is not classified as operating revenues pursuant to U.S. GAAP. This comprises of ‘repayment of investment in sales-type, direct financing leases and leaseback assets’ and revenues from entities classified as ‘investment in associates’ for accounting purposes.

The net result was impacted by non-recurring or non-cash items, including net positive mark-to-market effects relating to interest rate swaps and equity investments of $1.4 million, delayed charter payments of $10.5 million from Seadrill and gains relating to bond and equity investments of $2.9 million in the quarter. There were also higher than normal operating expenses related to vessel deliveries and a non-cash decrease of $0.4 million in credit loss provisions in the quarter.

Reported net income pursuant to U.S. GAAP for the quarter was $48.5 million, or $0.38 per share.

Business Update
As of December 31, 2022, and adjusted for subsequent transactions, the estimated fixed rate charter backlog3 from the Company’s fleet of 77 wholly or partly owned vessels and newbuildings under construction was approximately $3.6 billion with a weighted remaining charter term of 6.6 years.

Some of the charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term, but will increase capital available for new investments. Additionally, several charters include a profit sharing feature that may improve SFL’s operating results.

Most of SFL’s vessels are employed on time charters where the Company is responsible for technical, operational, and commercial management. In addition, some vessels are employed on bareboat charters where the Company’s customers are responsible for these services.

Liners
SFL has a liner fleet of 36 container vessels and seven car carriers, of which four are under construction. The liner fleet generated approximately $99 million in gross charter hire in the quarter. Approximately $6.5 million of the charter hire was profit share from fuel savings.

As of December 31, 2022, the estimated fixed rate charter backlog3 from the wholly and partly owned liner fleet was approximately $2.4 billion with an average remaining charter term of approximately 4.5 years or 7.3 years if weighted by charter hire. The charter backlog includes approximately $470 million from seven car carriers.

During the quarter, the Company took delivery the last newbuilding feeder container vessel with seven year charter to Maersk, following the first vessel delivered during the third quarter. The charters contain purchase options at the end of year six and seven, including a profit share feature. The transaction increased the fixed rate charter backlog by approximately $120 million.

The Company also acquired and took delivery of a mid-size car carrier with charter until 2028 to a leading car carrier operator. The transaction added approximately $65 million to SFL’s fixed rate charter backlog, with further revenue upside related to profit share from fuel saving.
3 Fixed rate backlog as per December 31, 2022 includes fully owned vessels, rigs and 100% of four partially owned 19,000 teu container vessels, which SFL also manages. It also includes subsequent transactions. The backlog excludes charterers’ extension options and purchase options (if applicable).

Tankers
SFL had a fleet of 18 crude oil, product and chemical tankers during the quarter, with the majority employed on long term charters. The vessels generated approximately $49 million in gross charter hire during the quarter.

The Company had two Suezmax tankers and two chemical tankers trading in the spot and short term charter market, and these vessels earned net charter hire of approximately $12.1 million in the fourth quarter, compared to approximately $11.5 million in the third quarter.

During the fourth quarter, the Company completed the acquisition of four modern Suezmax tankers in combination with six-year time charters to a subsidiary of Koch Industries, a world leading industrial conglomerate, adding approximately $250 million to SFL’s fixed rate charter backlog.

Subsequent to quarter end, SFL has agreed to sell a 2009 built Suezmax tanker for a net sales price of approximately $39 million. This vessel has been trading in the spot market for a longer period, and net cash proceeds to SFL after repayment of associated debt is estimated to approximately $23 million. Delivery to the new owner is expected in February, and we expect to record an accounting gain of approximately $5 million in the first quarter.

Dry Bulk
The Company has 15 dry bulk carriers of which eight were employed on long term charters in the quarter. SFL generated approximately $23.7 million in gross charter hire from the dry bulk fleet in the fourth quarter, including approximately $0.4 million of profit share.

The seven vessels employed in the spot and short-term market earned approximately $9.0 million in net charter hire during the fourth quarter, compared to approximately $10.2 million from six vessels in the previous quarter.

Offshore
SFL owns two harsh environment drilling rigs, the 2014 built jack-up rig Linus and 2008 built semi-submersible rig Hercules.

The Linus is currently under a long term contract with ConocoPhillips Skandinavia AS until 2028. During the fourth quarter, the rig generated approximately $18.6 million in contract revenues. In addition, SFL received a $10.5 million payment relating to catch up payments for previously reduced charter hire from Seadrill during Chapter 11.

The harsh environment semi-submersible rig Hercules was employed on a bareboat charter to Seadrill until the end of December 2022, whereupon the rig was redelivered to SFL. During the fourth quarter, SFL received $6.9 million in charter revenues. The rig is now managed by Odfjell Drilling, and is expected to commence a new drilling contract with ExxonMobil Canada Ltd. in Q2 2023, after completing its special periodic survey.

Financing and Capital Expenditure
As of December 31, 2022, SFL had approximately $188 million of cash and cash equivalents. The Company also had investments in equity securities of $7 million and unencumbered vessels for a combined value of approximately $180 million at the end of the fourth quarter.

During the fourth quarter, the Company entered into long term financing arrangements for two 14,000 teu container vessels in the Japanese leasing market. The combined amount was $240 million and the term is seven years. SFL also secured long term financing facilities for four newly acquired Suezmax vessels of $145 million.

In January, SFL issued a new $150 million sustainability linked unsecured bond with maturity in 2027. The proceeds will be used for refinancing of existing debt facilities and working capital purposes. As of February 15, 2023, approximately $105 million was outstanding under the convertible note due in May and NOK 407 million was outstanding under the NOK denominated bond due in September.

At the end of the fourth quarter, SFL had four LNG dual fuel car carriers under construction for delivery in 2023 and 2024. The remaining capital expenditures related to yard instalments was approximately $210 million. The majority of this is expected to be financed by debt facilities in due course.

Strategy and Outlook
SFL remains committed to maintain its strategy of acquiring attractive assets with long term charters to reputable operators in the maritime markets. The Company’s diversified and extensive charter portfolio with approximately seven years weighted average charter term provides the Company with significant visibility into future cash flows. Additionally, several of our charter contracts are structured with optionality features which may provide further upside for us in strong market conditions.

With a unique access to investment opportunities, SFL continues to evaluate investments in assets with a positive impact on the environment. SFL will also continue to explore divestment of older, less efficient vessels, to ensure continued improvement of the fleet.

With a strong underlying market sentiment in many maritime markets and a positive supply and demand outlook, we expect to continue to expand our relationship with new and existing customers, with the aim of building the fixed rate charter backlog through selective new asset acquisitions and investments.

Corporate and other matters
In February 2023, SFL awarded 440,000 options to employees, officers, and directors pursuant to the Company’s incentive program.

Accounting Items
Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), long term lease financing arrangements for some of the Company’s container vessels require the Company to report seven of these vessels as ‘Vessels and equipment under finance lease, net’ with the corresponding lease debt reported as ‘finance lease liability’, short and long term.

Additionally, another nine container vessels and one VLCC were reported as ‘Investment in sales-type, direct financing leases and leaseback assets’ in the Company’s consolidated accounts at quarter end.

Under U.S. GAAP, the partly owned affiliates owning four container vessels were accounted for as ‘investment in associates’ applying the equity method. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these affiliates were not included in SFL’s consolidated income statement. Instead, the net contribution from these affiliates were recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.

In SFL’s consolidated balance sheet, the total investment the Company has in assets held in such equity method investees is a combination of ‘Investment in associates’ and ‘Amount due from related parties – Long term’ as a substantial part of the investments initially undertaken in these associated companies were funded by intercompany loans provided by SFL.

In accordance with the Expected Credit Loss model for assets classified as financial assets under U.S. GAAP, a calculation of a credit loss provision is carried out each quarter on SFL’s direct financing lease receivables, amongst other assets, based on historical experience, current conditions and reasonable supportable forecasts, and recorded on the balance sheet with the corresponding change in the provision being recorded on the income statement. At the end of the quarter, the Company and affiliates accounted for as associates, carried a total credit loss provision of $3.6 million.

Non-U.S. GAAP Financial Measures
In this press release the Company present additional information and measures in a way it believes will be most meaningful and useful to investors, analysts and others who use the Company’s financial information to evaluate its current and expected future cash flows. Some of the measurements the Company use are considered non-U.S. GAAP financial measures under SEC rules and regulations. In this release, SFL presents Adjusted EBITDA which is a non-U.S. GAAP financial measure as defined in SEC Regulation G. The Company believes that this non-U.S. GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of its business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.

Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions in the seaborne transportation industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, including shifts in consumer demand from oil towards other energy sources or changes to trade patterns for refined oil products, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, technological innovation in the sectors in which we operate and quality and efficiency requirements from customers, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, timely delivery of vessels under construction within the contracted price, governmental laws and regulations, including environmental regulations, that add to our costs or the costs of our customers, potential liability from pending or future litigation, potential disruption of shipping routes due to accidents, political instability, terrorist attacks, piracy or international hostilities, the length and severity of the ongoing coronavirus outbreak and governmental responses thereto and the impact on the demand for commercial seaborne transportation, drilling rigs and the condition of the financial markets, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission. SFL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

February 15, 2023

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions may be directed to SFL Management AS:

Aksel C. Olesen, Chief Financial Officer: +47 23114036
André Reppen, Chief Treasurer and Senior Vice President: +47 23114055
Marius Furuly, Vice President: +47 23114016

For more information about SFL, please visit its website: www.sflcorp.com

SFL CORPORATION LTD.
FOURTH QUARTER 2022 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Dec 31,	Sep 30,	2022
except per share data)	2022	2022	(unaudited)
Charter revenues: operating leases and rig revenue contracts	188,892	153,480	631,901
Charter revenues: sales-type, direct financing and leaseback assets (excluding charter hire treated as Repayments)(1)	2,038	2,102	10,662
Profit share income	6,887	11,308	27,830
Total operating revenues	197,817	166,890	670,393
Gain on sale of assets and termination of charters	—	—	13,228

Vessel and rig operating expenses	(71,133)	(50,659)	(205,143)
Administrative expenses	(3,381)	(3,180)	(15,177)
Depreciation	(48,923)	(47,591)	(187,827)
Total operating expenses	(123,437)	(101,430)	(408,147)

Operating income	74,380	65,460	275,474

Results in associates	713	715	2,833
Interest income from associates	1,150	1,150	4,563
Interest income, other	2,043	685	3,410
Interest expense	(34,828)	(27,841)	(110,129)
Amortization of deferred charges	(2,294)	(2,272)	(7,210)
Gain on Investments in debt and equity securities	5,078	8,627	18,171
Interest and valuation gain on non-designated derivatives	318	5,451	16,794
Other financial items	1,894	(2,090)	(1,138)
Taxes	—	—	—
Net income	48,454	49,885	202,768

Basic earnings per share ($)	0.38	0.39	1.60

Weighted average number of shares(2)	126,796,331	126,786,600	126,788,530
Common shares outstanding(2)	126,796,331	126,796,331	126,796,331

(1)‘Charter revenues: sales-type, direct financing and leaseback assets’ are reported net of charter hire classified as ‘Repayment of Investment in sales-type, direct financing & leaseback assets’ under US GAAP, which for the three months ended December 31, 2022 was $3.9 million (three months ended September 30, 2022: $3.9 million; full year 2022: $17.0 million)
(2)The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements. The shares are owned by SFL, thus they are excluded in the calculation of earnings per share

SFL CORPORATION LTD.
FOURTH QUARTER 2022 REPORT (UNAUDITED)

BALANCE SHEET	Dec 31,	Sep 30,	Dec 31, 2021
(in thousands of $)	2022	2022	(audited)
ASSETS
Short term
Cash and cash equivalents(1)	188,362	178,682	145,622
Restricted cash	—	—	8,338
Investment in marketable securities	7,283	9,332	21,210
Amount due from related parties	4,392	6,213	8,557
Investment in sales-type, direct financing & leaseback assets, current portion	15,432	15,488	23,484
Other current assets	81,513	81,597	43,105

Long term
Vessels and equipment, net	2,646,389	2,455,644	2,230,583
Vessels and equipment under finance lease, net	614,763	625,175	656,072
Capital improvements, newbuildings and vessel deposits	97,860	98,642	57,685
Investment in sales-type, direct financing & leaseback assets, long term	103,591	107,425	181,282
Investment in associates(2)	16,547	16,570	16,635
Amount due from related parties, long term(2)	45,000	45,000	45,000
Other long term assets	40,198	51,524	21,724

Total assets	3,861,330	3,691,292	3,459,297

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	921,270	962,741	302,769
Amount due to related parties	1,936	1,462	1,295
Finance lease liability, current portion	53,655	53,035	51,204
Other current liabilities	79,750	79,203	45,048

Long term
Long term interest bearing debt, net of deferred charges	1,279,786	1,062,218	1,586,445
Finance lease liability, long term	419,341	432,962	472,996
Other long term liabilities	14,361	28,305	17,213

Stockholders’ equity	1,091,231	1,071,366	982,327

Total liabilities and stockholders’ equity	3,861,330	3,691,292	3,459,297
(1)Not including cash held by affiliates accounted for as ‘Investment in associates’
(2)One of our affiliates was accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and any loans from the Company to the affiliate included within ‘Amount due from related parties, long term’

SFL CORPORATION LTD.
FOURTH QUARTER 2022 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Dec 31,	Sep 30,	2022
	2022	2022	(unaudited)

OPERATING ACTIVITIES
Net income	48,454	49,885	202,768
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	50,866	50,333	198,318
Adjustment of derivatives to fair value recognised in net income	787	(5,211)	(17,142)
Gain on Investments in debt and equity securities	(5,078)	(8,627)	(18,171)
Results in associates	(713)	(715)	(2,833)
Gain on sale of assets and termination of charters	—	—	(13,228)
Repayment of Investment in sales-type, direct financing & leaseback assets	3,918	3,854	17,025
Other, net	(968)	1,435	1,381
Change in operating assets and liabilities	11,237	(11,039)	(12,993)
Net cash provided by operating activities	108,503	79,915	355,125

INVESTING ACTIVITIES
Purchase of vessels, capital improvements, newbuildings and deposits	(228,475)	(179,164)	(602,499)
Proceeds from sale of vessels and termination of charters	—	—	83,333
Cash received from associates	735	728	2,916
Other assets / investments	16,642	(3,546)	17,162
Net cash used in investing activities	(211,098)	(181,982)	(499,088)

FINANCING ACTIVITIES
Repayments of finance lease liability	(13,001)	(12,826)	(51,204)
Proceeds from long and short term debt	362,245	342,000	959,595
Repayment of long and short term debt	(205,162)	(246,362)	(611,310)
Expenses paid in connection with securing finance	(2,644)	(2,432)	(7,142)
Cash dividends paid	(29,163)	(29,161)	(111,574)
Net cash provided by financing activities	112,275	51,219	178,365

Net increase/ (decrease) in cash, cash equivalents and restricted cash	9,680	(50,848)	34,402
Cash, cash equivalents and restricted cash at beginning of period	178,682	229,530	153,960
Cash, cash equivalents and restricted cash at end of period	188,362	178,682	188,362

ASSOCIATED COMPANIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FOURTH QUARTER 2022 (UNAUDITED)

Please note that full preliminary accounts for River Box Holding Inc. (4x 19,000 teu container vessels) are available from the Company's website: www.sflcorp.com

Condensed income statement data for the three months ended December 31, 2022

River Box
(in thousands of $)	Holding Inc
Share presented	49.9%
Charter revenues - direct financing leases (net of charter hire treated as Repayment of investment in direct financing leases) (1)	4,774
Interest expense, related party (2)	(574)
Interest expense, other	(3,508)
Other items (3)	21
Net income (4)	713
(1)‘Charter revenues – direct financing leases’ are reported net of charter hire classified as ‘Repayment of investment in direct financing leases’ under US GAAP, which for the three months ended December 31, 2022 was $3.1 million
(2)‘Interest expense, related party’ from this affiliate is included in the Company’s consolidated income statement as ‘Interest income from associates’. For the three months ended December 31, 2022, the Company recorded $1.2 million from this associate. In the above table, the Company's 49.9% share of River Box Holding’s income statement is shown
(3)‘Other items’ includes a decrease of the credit loss provision of $0.0 million for the three months ended December 31, 2022
(4)‘Net income from this affiliate appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of December 31, 2022

River Box
(in thousands of $)	Holding Inc (1)
Share presented	49.9%
Cash and cash equivalents	2,380
Investment in direct financing leases including current portion	247,378
Total assets	249,758

Short term and long term portions of lease liability	209,864
Other current liabilities	892

Long term loans from shareholders, net (2)	22,455

Stockholder's equity (3)	16,547

Total liabilities and stockholder's equity	249,758
(1)100% of River Box Holding Inc was deconsolidated on December 31, 2020 and the Company's 49.9% share is shown in the total above
(2)The Company has a $45.0 million loan to River Box included within ‘Amount due from related parties, long term’. In the above table, the Company's 49.9% share of River Box Holding’s balance sheet is shown
(3)‘Stockholder’s equity’ from affiliates appears in the Company’s consolidated balance sheet as ‘Investment in associates’

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
FOURTH QUARTER 2022 (UNAUDITED)

Adjusted EBITDA	Three months ended
	Dec 31, 2022
(in thousands of $)	Company (excluding associates)	49.9% owned associates

Net cash provided by operating activities	108,503	3,620
Non cash movements in other assets and liabilities	(11,714)	153
Interest related to Non- Designated Derivatives	(1,105)	—
Interest expense	34,828	3,508
Interest income, other	(1,854)	—
Interest/ (income) expense from associates	(1,150)	574

Adjusted EBITDA (1)	127,508	7,855

(1)‘Adjusted EBITDA’ is a non-U.S. GAAP measure. It represents cash receipts from operating activities before net interest and capital payments